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March 15, 2006

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Tabatha Akins and Mr. Oscar M. Young, Jr.
OUR FILE NUMBER 797,560-004 WRITER’S DIRECT DIAL (650) 473-2638 WRITER’S E-MAIL ADDRESS szucker@omm.com

Re:	Sirna Therapeutics, Inc.
File No. 000-27914

Dear Ms. Akins and Mr. Young:

On behalf of Sirna Therapeutics, Inc. (the “Company”), this letter is being sent in response to the Securities and Exchange Commission’s telephonic comment dated March 2, 2006 (the “Telephonic Comment”), concerning the Company’s response letter dated January 17, 2006 (the “Response Letter”) to the comment letter dated December 19, 2005, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2004 and Form 10-Q for the Quarterly Period Ended September 30, 2005.

Set forth below is the Telephonic Comment and the Company’s response.

Form 10-K for the Quarterly Period Ended September 30, 2005

Notes to Unaudited Condensed Financial Statements, page 6

Note 7. Private Investment, page 8

Please identify whether settlement of the warrants in unregistered shares with the liquidation damages discussed in the your Response Letter would be a valid settlement alternative that is within the Company’s control. If not, please elaborate on how classifying the warrants within permanent equity is consistent with paragraphs 13 through 18 of EITF 00-19. In so doing, please note that paragraph 12 of EITF 00-19 appears to suggests that your beliefs, or the Company’s beliefs about the insignificant risk of a liability from liquidated damages is irrelevant.

Securities and Exchange Commission, March 15, 2006 - Page 2

Further to the Company’s March 13, 2006 telephone conversation with Ms. Akins and Mr. Young, the Company hereby confirms that, pursuant to the terms of the Securities Purchase Agreements dated July 5, 2005, settlement of the warrants in unregistered shares, which would be accompanied by payment of limited liquidated damages, is a valid settlement alternative that is within the Company’s control.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in these filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and request that you contact me at (650) 473-2638 with any questions or comments regarding this letter.

Very truly yours, Sam Zucker of O'MELVENY & MYERS LLP

cc:	Mr. Howard Robin
Mr. Gregory Weaver
Bharat M. Chowrira, Esq.
Ms. Patti Ketchner